

08028804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

BB 3/10

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 51163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/07___ AND ENDING___12/31/07___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mercury Equity Group, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

380 Lexington Avenue, Suite 2020
(No. and Street)

New York   NY   10168
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey W. Meshel, President   (212) 661-0858
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

One Jericho Plaza   Jericho   NY   11753
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

PROCESSED

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

MAR 2 4 2008

THOMSON
FINANCIAL

SEC
Mail Processing
Section

MAR -3 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Jeffrey W. Meshel__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Mercury Equity Group, LLC__ , as of __December 31__ , 20__07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCURY EQUITY GROUP, LLC

INDEX
DECEMBER 31, 2007

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT ON INTERNAL
  CONTROL



BERDON

INDEPENDENT AUDITORS' REPORT

To the Members of
Mercury Equity Group, LLC
New York, New York

We have audited the accompanying statement of financial condition of Mercury Equity Group, LLC as of December 31, 2007, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercury Equity Group, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berlon LLP

Certified Public Accountants

Jericho, New York
February 20, 2008

Berdon LLP
CPAs and Advisors

IAPA International Association
of Practicing Accountants

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

www.BERDONLLP.com

MERCURY EQUITY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS:
Cash $ 72,591
Prepaid expenses   2,556

     TOTAL ASSETS $ 75,147

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses $ 8,225

COMMITMENT

MEMBERS' EQUITY   66,922

    TOTAL LIABILITIES AND MEMBERS' EQUITY $ 75,147

The accompanying notes are an integral part of this statement.

MERCURY EQUITY GROUP, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

INCOME:			$	58,245
Fee income				
GENERAL AND ADMINISTRATIVE EXPENSES:				
Rent expense	$	3,600		
Professional fees		14,500		
Registration costs		2,350		
Bonding		150		
Office expenses		3,600		
Filing fees		3,618		
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES				27,818
INCOME FROM OPERATIONS				30,427
OTHER INCOME				35,000
NET INCOME			$	65,427

The accompanying notes are an integral part of this statement.

EXHIBIT C

MERCURY EQUITY GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

BALANCE - JANUARY 1, 2007	$	26,495
Net income		65,427
Distributions		(25,000)
BALANCE - DECEMBER 31, 2007	$	66,922

The accompanying notes are an integral part of this statement.

MERCURY EQUITY GROUP, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	65,427
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in prepaid expenses		(655)
Increase in accounts payable and accrued expenses		325
NET CASH PROVIDED BY OPERATING ACTIVITIES		65,097
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(25,000)
NET INCREASE IN CASH		40,097
CASH - BEGINNING OF YEAR		32,494
CASH - END OF YEAR	$	72,591

The accompanying notes are an integral part of this statement.

MERCURY EQUITY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS

Mercury Equity Group, LLC (the Company) was formed as a limited liability company under the laws of New York State on September 3, 1998.

The Company is a registered broker dealer under the Security Exchange Act of 1934. The Company is also a member of the National Association of Security Dealers, Inc. ("NASD") as of March 2, 2000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Income Taxes

The Company is a limited liability company and therefore no provision for federal and state income taxes is required since the members report their proportionate share of the Company's taxable income or loss on their respective income tax returns.

(b) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies, if any, at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 - OPEN TRANSACTIONS

As of December 31, 2007 the Company did not have any open transactions with respect to its activities as a securities broker dealer.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2007 the Company had a net capital and net capital requirements, as reflected on the accompanying supplementary schedule of computation of net capital of $64,366 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital is .13 to 1 at December 31, 2007.

NOTE 5 - COMMITMENT

The Company is leasing space from an entity related through common ownership on a month to month basis. Rent expense was $3,600 for the year ended December 31, 2007.

NOTE 6 - OTHER INCOME

Other income in the amount of $35,000 represents the Company's share of payments made by NASD to each of its members pursuant to a merger of the regulatory operations of NASD and those of the New York Stock Exchange.

SUPPLEMENTARY FINANCIAL INFORMATION

MERCURY EQUITY GROUP, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL:

Total members' equity (Exhibit C)	$ 66,922
Nonallowable assets: Prepaid expenses	2,556
NET CAPITAL	$ 64,366
COMPUTATION OF NET CAPITAL REQUIREMENTS: Aggregate indebtedness - accrued expenses	$ 8,225
Minimum capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 59,366
Ratio of aggregate indebtedness to net capital	.13 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included
in Part II of Form X-17A-5 as of December 31, 2007)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$ 66,091
NET AUDIT ADJUSTMENTS	(1,725)
NET CAPITAL PER ABOVE	$ 64,366

The accompanying notes and independent auditors' report should be read in conjunction with this supplementary schedule.



BERDON

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Mercury Equity Group, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Mercury Equity Group, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as the basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Berdon LLP
CPAs and Advisors

IAPA International Association
of Practicing Accountants

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

www.BERDONLLP.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Berdon LLP

Certified Public Accountants

Jericho, New York
February 20, 2008

